



PRESS RELEASE

Attention Business/Financial Editors:

NOVAMERICAN REPORTS 31ST CONSECUTIVE PROFITABLE QUARTER

MONTREAL, September 30, 2005 - Novamerican Steel Inc. (**NASDAQ: TONS**) announced today its financial results for the third quarter ended August 27, 2005. (All amounts are in U.S. dollars).

SUMMARY OF FINANCIAL HIGHLIGHTS

(in thousands of U.S. dollars, except per share and tons data)

	QUARTER ENDED		
	August 27, 2005	August 28, 2004	Change
Net sales	$191,159	$201,747	($10,588)
Gross margin	17.8%	30.1%	-12.3%
Net income	$4,258	$21,633	($17,375)
Basic income per share	$0.42	$2.23	($1.81)
Diluted income per share	$0.41	$2.17	($1.76)
Tons sold	219,485	221,911	(2,426)
Tons processed	234,515	204,976	29,539
	454,000	426,887	27,113

	NINE MONTHS ENDED		
	August 27, 2005	August 28, 2004	Change
Net sales	$615,478	$553,462	$62,016
Gross margin	19.5%	28.8%	-9.3%
Net income	$23,031	$49,222	($26,191)
Basic income per share	$2.32	$5.07	($2.75)
Diluted income per share	$2.24	$4.97	($2.73)
Tons sold	655,226	702,212	(46,986)
Tons processed	736,832	646,332	90,500
	1,392,058	1,348,544	43,514

THIRD QUARTER RESULTS

Despite difficult market conditions, the Company achieved its 31st consecutive profitable quarter.

Sales for the third quarter decreased by $10.6 million, or 5.2%, to $191.2 million from $201.7 million for the same period in 2004.

Sales for the nine months ended August 27, 2005 increased by $62.0 million, or 11.2%, to $615.5 million from $553.5 million in 2004.

Tons sold and processed in the third quarter of 2005 increased by 27,113 tons, or 6.4%, to 454,000 tons from 426,887 in the third quarter of 2004. While tons sold in the third quarter of 2005 decreased by 2,426 tons, or 1.1%, tons processed increased by 29,539 tons, or 14.4%, compared with the third quarter of 2004.

Tons sold and processed for the nine months ended August 27, 2005 increased by 43,514 tons, or 3.2%, to 1,392,058 tons from 1,348,544 tons in 2004. While tons sold for the nine months ended August 27, 2005 decreased by 46,986 tons, or 6.7%, tons processed increased by 90,500 tons, or 14.0%, compared with the same period in 2004.

The gross margin for the third quarter 2005 decreased to 17.8% from 30.1% in 2004.

The gross margin for the nine months ended August 27, 2005 decreased to 19.5% from 28.8% in 2004.

Net income for the third quarter decreased by $17.4 million, or 80.3%, to $4.3 million, or $0.42 per share ($0.41 after dilution), versus $21.6 million, or $2.23 per share ($2.17 after dilution), for the same period in 2004.

Net income for the nine months ended August 27, 2005 decreased by $26.2 million, or 53.2%, to $23.0 million, or $2.32 ($2.24 after dilution) per share, versus $49.2 million, or $5.07 per share ($4.97 after dilution), for the first nine months of 2004.

OPERATIONS

The decline in steel prices, which commenced prior to the end of 2004, continued through most of the Company's third quarter resulting in depressed margins and reduced profits, relative to the second quarter of 2005. However, while demand was weak in the month of June, the Company's business activity improved in July and strengthened in August.

OUTLOOK

Management believes that the bottom of the current cycle, with respect to steel prices, was reached in July when industries wide inventories were finally reduced to unsustainably low levels relative to end user demand. Management expects strong market conditions in the fourth quarter as the combination of inventory replenishment, rising steel prices and steady demand should lead to substantially improved business conditions.

COMPANY DESCRIPTION

Novamerican Steel Inc., based in Montreal, Canada with twelve operating locations in Canada and eleven operating locations in the United States, processes and distributes carbon steel, stainless steel and aluminum products, including carbon steel tubing for structural and automotive markets.

FORWARD-LOOKING (SAFE HARBOUR) STATEMENTS

Except for historical information contained herein, the matters set forth in this press release are forward-looking statements that involve risks and uncertainties including, but not limited to, product demand, competition, regulatory approvals, the effect of economic conditions and technological difficulties and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission.

CONTACTS

For further information: Christopher H. Pickwoad, CA, Chief Financial Officer, Novamerican Steel Inc. (514) 368-6455. *Visit us at www.novamerican.com.*

Conference call: Monday October 3, 2005 at 9:00 am. Please call 514-368-6455 for details.

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements
(unaudited)

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

(in accordance with U.S. GAAP, in thousands of U.S. dollars, except per share and tons data)

	Three months ended		Nine months ended	
	August 27, 2005	August 28, 2004	August 27, 2005	August 28, 2004
	$	$	$	$
Net sales	191,159	201,747	615,478	553,462
Cost of sales	157,176	140,931	495,302	393,958
Gross margin	33,983	60,816	120,176	159,504
Operating expenses				
Plant	10,787	9,576	32,345	30,146
Delivery	5,589	4,846	16,715	14,740
Selling	3,174	3,199	10,065	9,714
Administrative and general	7,139	7,721	22,354	23,747
	26,689	25,342	81,479	78,347
Operating income	7,294	35,474	38,697	81,157
Interest expense	885	1,166	3,403	3,696
Share in income of a joint venture	(129)	(94)	(389)	(290)
	756	1,072	3,014	3,406
Income before income taxes	6,538	34,402	35,683	77,751
Income taxes	2,280	12,769	12,652	28,529
Net income	4,258	21,633	23,031	49,222
Net income per share				
Basic	0.42	2.23	2.32	5.07
Diluted	0.41	2.17	2.24	4.97
Weighted average number of shares outstanding	10,156,226	9,700,000	9,939,800	9,700,000
Comprehensive income				
Net income	4,258	21,633	23,031	49,222
Change in cumulative translation adjustment	7,466	2,936	1,077	(1,109)
Change in fair value of interest rate swap, net of deferred income taxes	82	87	342	376
	11,806	24,656	24,450	48,489
Tons sold	219,485	221,911	655,226	702,212
Tons processed	234,515	204,976	736,832	646,332
	454,000	426,887	1,392,058	1,348,544

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements
(unaudited)

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(in accordance with U.S. GAAP, in thousands of U.S. dollars, except share data)

	Common Shares		Retained	Accumulated Other Comprehensive	Total Shareholders'
	Number	Amount	Earnings	Income	Equity
		$	$	$	$
Balance at November 27, 2004	9,786,089	29,609	184,782	16,317	230,708
Options exercised	370,137	5,182			5,182
Net income			23,031		23,031
Changes in cumulative translation adjustment				1,077	1,077
Change in fair value of interest rate swap, net of deferred income taxes	-	-	-	342	342
Balance at August 27, 2005	10,156,226	34,791	207,813	17,736	260,340

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements
(unaudited)

CONSOLIDATED STATEMENT OF CASH FLOWS

(in accordance with U.S. GAAP, in thousands of U.S. dollars)

	Three months ended		Nine months ended	
	August 27, 2005	August 28, 2004	August 27, 2005	August 28, 2004
	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	4,258	21,633	23,031	49,222
Adjustments to reconcile net income to net cash from operating activities				
Depreciation and amortization	2,522	2,158	7,365	6,447
Share in income of a joint venture	(131)	(94)	(391)	(290)
Deferred income taxes	(250)	(509)	(428)	241
Loss (gain) on disposal of property, plant and equipment	(80)	135	23	586
Changes in working capital items				
Accounts receivable	18,617	2,477	16,743	(32,301)
Income taxes receivable	(1,890)	-	(4,704)	595
Inventories	35,438	(24,960)	38,392	(46,760)
Prepaid expenses and other	803	633	(1,274)	(41)
Accounts payable and accrued liabilities	(4,559)	7,871	(25,653)	17,979
Income taxes payable	722	5,422	(18,680)	13,811
Net cash from operating activities	55,450	14,766	34,424	9,489
CASH FLOWS FROM INVESTING ACTIVITIES				
Issue of common shares	-	-	5,182	-
Acquisition of minority interest	1	-	(203)	(161)
Distribution from a joint venture	-	1,127	-	1,382
Additions to property, plant and equipment	(914)	(1,504)	(3,559)	(6,196)
Proceeds from disposal of property, plant and equipment	206	(26)	325	2,395
Other assets	-	(51)	-	(175)
Net cash from (used for) investing activities	(707)	(454)	1,745	(2,755)
CASH FLOWS FROM FINANCING ACTIVITIES				
Net decrease in bank indebtedness	(23,438)	(14,040)	(2,924)	(16,597)
Advance due to an employee	(1,218)	-	(723)	-
Proceeds from long-term debt	(122)	8,253	2,223	23,999
Repayment of long-term debt	(11,987)	(1,108)	(15,019)	(13,333)
Net cash used for financing activities	(36,765)	(6,895)	(16,443)	(5,931)
Effect of exchange rate changes on cash and cash equivalents	844	166	383	(131)
Net increase in cash and cash equivalents	18,822	7,583	20,109	672
Cash and cash equivalents, beginning of period	12,749	4,354	11,462	11,265
Cash and cash equivalents, end of period	31,571	11,937	31,571	11,937
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Interest paid	980	592	3,320	2,908
Income taxes paid	3,905	8,883	34,628	15,023

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

(in accordance with U.S. GAAP, in thousands of U.S. dollars)

	August 27, 2005	August 28, 2004	November 27, 2004
	unaudited	*unaudited*	*audited*
	$	$	$
Current assets			
Cash and cash equivalents	31,571	11,937	11,462
Accounts receivable	108,634	113,210	125,718
Income taxes receivable	4,860	-	-
Inventories	133,682	139,206	172,850
Prepaid expenses and other	2,102	1,355	799
Deferred income taxes	1,115	2,065	1,651
	281,964	267,773	312,480
Investment in a joint venture	2,652	2,265	2,263
Property, plant and equipment	102,634	102,051	106,308
Goodwill	12,992	12,791	12,789
Other assets	564	1,174	1,040
	400,806	386,054	434,880
LIABILITIES			
Current liabilities			
Current portion of long-term debt	41,937	5,196	4,855
Fair value of interest rate swap	160	-	-
Bank indebtedness	427	1,812	3,442
Accounts payable and accrued liabilities	76,604	92,974	103,964
Income taxes payable	777	13,896	19,988
	119,905	113,878	132,249
Long-term debt	6,881	62,948	56,766
Fair value of interest rate swap	-	1,110	741
Deferred income taxes	13,680	13,914	14,416
	140,466	191,850	204,172
SHAREHOLDERS' EQUITY			
Share capital	34,791	28,404	29,609
Retained earnings	207,813	161,093	184,782
Accumulated other comprehensive income	17,736	4,707	16,317
	260,340	194,204	230,708
	400,806	386,054	434,880